Alpha Beta Netherlands Holding N.V.

Beursplein 5

1012 JW Amsterdam

The Netherlands

VIA EDGAR

February 9, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	Alpha Beta Netherlands Holding N.V. Registration Statement on Form F-4

File No. 333-173347

Request for Withdrawal of Registration Statement

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alpha Beta Netherlands Holding N.V. (the “Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form F-4 (File No. 333-173347) originally filed with the Commission on April 7, 2011 and amended by Amendment No. 1, filed April 25, 2011, Amendment No. 2, filed May 2, 2011, Amendment No. 3, filed May 3, 2011, Post-Effective Amendment No. 1, filed May 10, 2011, Post-Effective Amendment No. 2, filed May 17, 2011 and Post-Effective Amendment No. 3, filed June 16, 2011, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), with such request to be approved effective as of the date hereof. The Registration Statement was declared effective on May 3, 2011. The Registrant hereby confirms that no securities have been sold under the Registration Statement.

Pursuant to the Registration Statement, the Registrant proposed to register its ordinary shares, nominal value €1.00 per share, for issuance pursuant to the Business Combination Agreement dated as of February 15, 2011, as amended from time to time, by and among the Registrant, NYSE Euronext, Deutsche Börse AG and Pomme Merger Corporation (as amended, the “Business Combination Agreement”). The Business Combination Agreement was terminated effective as of February 2, 2012, as a result of which no securities of Holdco will be issued under the Business Combination Agreement. Because the proposed offering of the ordinary shares under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Securities Act Rule 477(a).

Please contact David C. Karp at (212) 403-1327 or Karessa L. Cain at (212) 403-1128 of Wachtell Lipton, or Scott I. Sonnenblick of Linklaters LLP at (212) 903-9292, with any questions you may have.

Sincerely yours,

ALPHA BETA NETHERLANDS HOLDING N.V.

By:	/s/ Stéphane Biehler
Name:	Stéphane Biehler
Title:	Managing Director

By:	/s/ Marcus P. Thompson
Name:	Marcus P. Thompson
Title:	Managing Director